Exhibit 99.1(a)(1)(A)

ELECTRONIC ARTS INC.

OFFER TO PURCHASE OUTSTANDING OPTIONS

TO PURCHASE CLASS B COMMON STOCK

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ON

APRIL 17, 2003 AT 9:00 P.M., PACIFIC TIME,

UNLESS THE OFFER IS EXTENDED

Electronic Arts Inc. is offering to all employees holding outstanding options to purchase shares of our Class B common stock (“Class B options”) the right to cancel their options in exchange for a cash payment equal to Fifty Cents ($0.50) for each share of Class B common stock that you have the right to purchase under your Class B option (“Repurchase Program”). If you choose to cancel any of your Class B options in the Repurchase Program, you must agree to cancel all Class B options held by you. We are making this offer upon the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying Letter of Transmittal.

The Repurchase Program is not conditioned upon a minimum number of the outstanding Class B options being tendered for cancellation, but the Repurchase Program is subject to conditions, which we describe in Section 6 of this Offer to Purchase.

If you elect to tender Class B options for cancellation as described in this Offer to Purchase and if your options are accepted for purchase, we will cancel your Class B options and you will receive a cash payment equal to Fifty Cents ($0.50) for each such cancelled Class B option, less applicable taxes. You will receive this cash payment promptly after the closing of the Repurchase Program, and this payment will not be subject to any vesting conditions or otherwise be subject to forfeiture. Your election to participate in the Repurchase Program does not in any way change your status as an at-will employee.

We are implementing the Repurchase Program because we have no present prospects or plans for creating a market, or otherwise providing liquidity, for our Class B common stock and believe that our employees may desire to have an opportunity to receive cash in exchange for cancellation of their Class B options. Nonetheless, we cannot compel any holder of Class B options to tender his or her options for cancellation in the Repurchase Program, and options not so cancelled will remain outstanding to purchase shares of Class B common stock.

ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THE REPURCHASE PROGRAM, NEITHER WE, NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER YOUR OPTIONS IN THE REPURCHASE PROGRAM. YOU MUST MAKE YOUR OWN DECISION WHETHER TO EXCHANGE YOUR OPTIONS FOR THE CASH PAYMENT BEING OFFERED.

YOU SHOULD DIRECT QUESTIONS ABOUT THE REPURCHASE PROGRAM OR REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL TO RUTH KENNEDY, GENERAL COUNSEL, ELECTRONIC ARTS INC., VIA TELEPHONE AT (650) 628-1500 OR VIA ELECTRONIC MAIL AT RKENNEDY@EA.COM.

IMPORTANT

If you wish to tender your Class B options for cancellation in the Repurchase Program, you must complete and sign the Letter of Transmittal attached to this Offer to Purchase as Appendix A in accordance with its instructions, and send it and any other required documents to Electronic Arts Stock Administration by fax at (650) 628-1376 or by mail to Electronic Arts Inc., Stock Administration, 209 Redwood Shores Parkway, Redwood City, California 94065.

We are not aware of any jurisdiction where the implementation of the Repurchase Program violates applicable law. If we become aware of any jurisdiction where the implementation of the Repurchase Program violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the Repurchase Program will not be made available to, nor will tenders of Class B options for cancellation be accepted from or on behalf of, the option holders residing in such jurisdiction.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD ELECT TO TENDER OR REFRAIN FROM TENDERING YOUR CLASS B OPTIONS FOR CANCELLATION IN EXCHANGE FOR THE CASH PAYMENT BEING OFFERED PURSUANT TO THE REPURCHASE PROGRAM. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE REPURCHASE PROGRAM OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE ACCOMPANYING LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

SUMMARY TERM SHEET

The following section answers some of the questions that you may have about the Repurchase Program. However, it is only a summary, and you should carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal because the information in this summary is not complete and because there is additional important information in the remainder of this Offer to Purchase and the Letter of Transmittal. We have included page references to the remainder of this Offer to Purchase where you can find a more complete description of the topics in this summary.

GENERAL QUESTIONS ABOUT THE REPURCHASE PROGRAM

1.	WHAT SECURITIES ARE WE OFFERING TO REPURCHASE?

We are offering to all employees the right to cancel their outstanding options to purchase shares of Electronic Arts Class B common stock (which we refer to as Class B options) in exchange for a cash payment of Fifty Cents ($0.50) each (that is $0.50 for each share of Class B common stock that you have the right to purchase with your Class B options) and we refer to this offer, on the terms described in this Offer to Purchase and the Letter of Transmittal, as the Repurchase Program. If you choose to cancel any of your options in the Repurchase Program, you must agree to cancel all Class B options that you hold. (Pages 1, 2)

2.	WHY IS ELECTRONIC ARTS IMPLEMENTING THE REPURCHASE PROGRAM?

Due to the disappointing performance of our online business over the last three years, we have no plans, nor do we foresee meaningful prospects, for the creation of a market, or otherwise providing liquidity, for our Class B common stock. Consequently, we believe that many employees holding Class B options desire to have the opportunity to receive a cash payment in respect of their options. (Pages 2, 3)

3.	WHO IS ELIGIBLE TO PARTICIPATE?

Any employee of Electronic Arts who holds outstanding Class B options is eligible to participate in the Repurchase Program, including any holder of Class B options who is on an approved leave of absence from his or her employment relationship and any former employee who holds Class B options that have not expired as of March 14, 2003. (Page 1)

4.	ARE OVERSEAS EMPLOYEES ELIGIBLE TO PARTICIPATE?

As described above, all of our employees holding Class B options are eligible to participate in the Repurchase Program. However, special considerations may apply to employees located abroad depending on the laws of the jurisdiction in which these employees are located. Employees in locations outside the United States should particularly note the special considerations described in Appendix B to this Offer to Purchase. (Appendix B)

5.	HOW DOES THE REPURCHASE PROGRAM WORK?

To participate in the Repurchase Program, an employee must make a voluntary election, that will become IRREVOCABLE by 9:00 P.M. PACIFIC TIME ON APRIL 17, 2003, to cancel his or her outstanding Class B options in exchange for Fifty Cents ($0.50) for each such Class B option by tendering his or her options in the manner provided in this Offer to Purchase. If you wish to participate, you will be required to cancel all of your Class B options. The cash payment for your cancelled Class B options will be paid promptly after termination of the Repurchase Program, and these cash payments will not be subject to any vesting requirements or otherwise be subject to any risk of forfeiture. (Pages 4, 6)

6.	WHAT DO I NEED TO DO TO TENDER MY OPTIONS IN THE REPURCHASE PROGRAM?

To tender your options for cancellation in exchange for the cash payment being offered, you must complete the Letter of Transmittal that is attached as Appendix A to this Offer to Purchase, sign it, and ensure that Electronic Arts Stock Administration receives it no later than 9:00 P.M. PACIFIC TIME ON APRIL 17, 2003. You can return your form to Electronic Arts Stock Administration either by fax to (650) 628-1376 or by mail to Electronic Arts Inc. Stock Administration 209 Redwood Shores Parkway, Redwood City, California 94065. (Page 4)

7.	WILL MY DECISION TO PARTICIPATE IN THE REPURCHASE PROGRAM HAVE AN IMPACT ON MY ABILITY TO RECEIVE OPTIONS IN THE FUTURE?

No. In the future, Electronic Arts does not expect to grant additional options to purchase shares of Class B common stock. However, your election to participate or not participate in the Repurchase Program will not have any effect on our making future grants of Class A stock options, or any other rights, to purchase our common stock to you or anyone else. (Page 11)

8.	IF I DECIDE TO PARTICIPATE IN THE REPURCHASE PROGRAM, WHAT WILL HAPPEN TO MY CURRENT CLASS B OPTIONS?

If you elect to participate in the Repurchase Program, your Class B options will be cancelled after 9:00 p.m. Pacific Time on April 17, 2003. (Pages 1, 4)

9.	WHAT IS THE DEADLINE TO ELECT TO TENDER MY OPTIONS IN THE REPURCHASE PROGRAM, AND HOW DO I DO SO?

The deadline to elect to tender your options for cancellation in exchange for the cash payment being offered in the Repurchase Program is 9:00 P.M. PACIFIC TIME ON APRIL 17, 2003, unless we extend it. This means that Electronic Arts Stock Administration must have received a proper tender of your options before that time. We may, in our discretion, extend the Repurchase Program at any time, but we cannot assure you that it will be extended or, if it is extended, for how long. If we extend the Repurchase Program, we will make an announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration date.

If we extend the deadline beyond that time, you must deliver these documents before the extended expiration date. (Page 4)

We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept those stock options for which you have made a proper and timely tender that is not withdrawn. Subject to our rights to extend, terminate and amend the Repurchase Program, we currently expect that we will accept all such options promptly after the expiration of the deadline to elect to tender options in the Repurchase Program. (Pages 4, 5)

10.	WHAT WILL HAPPEN IF I DO NOT TURN IN MY LETTER OF TRANSMITTAL BY THE DEADLINE?

If we do not receive your Letter of Transmittal by the deadline, then you will not participate in the Repurchase Program, and all Class B options you currently hold will remain unchanged with their original exercise price and original terms. (Page 4)

11.	DURING WHAT PERIOD OF TIME MAY I WITHDRAW A PREVIOUS TENDER OF OPTIONS IN THE REPURCHASE PROGRAM?

You may withdraw your tender of options in the Repurchase Program at any time before 9:00 P.M. PACIFIC TIME ON APRIL 17, 2003. If we extend the Repurchase Program beyond that time, you may withdraw your tender of options at any time until the expiration of the extended deadline. To withdraw a tender of options, you must deliver to Electronic Arts Stock Administration a written notice of withdrawal, or a facsimile of such notice, with the required information prior to 9:00 P.M. PACIFIC TIME ON APRIL 17, 2003. Once you have withdrawn options, you may re-elect to tender your Class B options only by again following the tender procedure described in the answer to Question 6. (Page 5)

12.	WHEN WILL TENDERED OPTIONS BE REMOVED FROM THE ELECTRONIC ARTS DATABASE?

After you submit your Letter of Transmittal, your Class B options will continue to appear in the Electronic Arts database until the effective date of cancellation, which will occur upon acceptance of the options promptly following the expiration date of the Repurchase Program. If you attempt to exercise your options during that period without first withdrawing your tender of your options, we will block the transaction and you will be responsible for any resulting costs and liabilities. (Page 6)

13.	IS THERE ANY TAX CONSEQUENCE TO MY PARTICIPATION IN THE REPURCHASE PROGRAM?

If you exchange your options for cash in the Repurchase Program, you will be required under current law to recognize income for United States federal income tax purposes at the time of the exchange, which will occur upon our acceptance of your Class B options promptly following the expiration of the Repurchase Program. The cash you receive will be taxed as supplemental compensation income in the year received at the same rate applied to your bonus and other stock compensation income. Such income is subject to withholding of income, FICA and Medicare taxes and other applicable employment taxes. Other deductions you may have elected, such as for our Employee Stock Purchase Plan or our 401(k) Plan, will not be made from this payment. (Page 12)

Special considerations apply to employees located abroad. We recommend that you consult your own tax advisor with respect to the federal, state and local or foreign tax consequences of participating in the Repurchase Program. (Appendix B)

14.	HOW SHOULD I DECIDE WHETHER OR NOT TO PARTICIPATE IN THE REPURCHASE PROGRAM?

We understand that the decision whether or not to participate in the Repurchase Program will be a challenging one for many employees. We think it is unlikely that we will have an opportunity to create a market for our Class B common stock in the foreseeable future, and we currently have no intention of attempting to do so. However, the program does carry risk, and there are no guarantees that you would not ultimately receive greater value from your Class B options than what we are offering in the Repurchase Program. So, the decision to participate in the Repurchase Program must be each individual employee’s personal choice. (Page 14)

15.	WHAT DO WE AND OUR BOARD OF DIRECTORS THINK OF THE REPURCHASE PROGRAM?

Although our Board of Directors has approved the Repurchase Program, neither we nor our Board of Directors make any recommendation as to whether you should participate in the Repurchase Program. The non-employee members of our Board of Directors have cancelled their Class B options for no consideration. In addition, all of our executive officers have cancelled their Class B options for no consideration. (Page 3)

16.	WHAT ARE THE CONDITIONS TO THE REPURCHASE PROGRAM?

The implementation of the Repurchase Program is not conditioned upon a minimum number of Class B options being tendered. The Repurchase Program is subject to the conditions described in Section 6. (Page 6-9)

SPECIFIC QUESTIONS ABOUT THE CANCELLED OPTIONS

17.	WHICH OPTIONS CAN BE CANCELLED?

Only Class B options can be tendered for cash in the Repurchase Program. No employee may tender any outstanding option to purchase shares of our Class A common stock.

18.	IF I HAVE MULTIPLE CLASS B OPTIONS, CAN I CHOOSE WHICH OPTIONS I WANT TO CANCEL?

No. If you choose to cancel any of your Class B options in the Repurchase Program, you must cancel all of your Class B options.

19.	WILL THE SHARES SUBJECT TO CANCELLED OPTIONS BE RETURNED TO THE POOL OF SHARES AVAILABLE FOR FUTURE GRANT UNDER ANY OTHER ELECTRONIC ARTS PLANS?

All Class B options have been granted under our 2000 Class B Equity Incentive Plan, the Class B Plan, and shares of Class B common stock underlying options cancelled in the Repurchase Program will be treated as shares underlying expired, unexercised options and, as such, would be available for future equity awards under the Plan. Our Board of Directors has amended the Class B Plan to prohibit any further automatic grants under that Plan and does not intend to make any further discretionary grants under the Class B Plan.

20.	CAN I HAVE EXAMPLES?

An employee currently has 100 Class B options outstanding. If the employee elects to participate in the Repurchase Program, the employee will receive Fifty Dollars ($50.00), less any applicable tax withholdings.

A former employee whose employment ended with the company on January 1, 2003 had 100 Class B options, of which 50 were vested as of the last day of employment. The fifty (50) unvested options terminated on the last date of employment, and the employee has three (3) months from the last day of employment to exercise the 50 vested options. Because, these vested options were exercisable on March 14, 2003, they are “outstanding” for purposes of the Repurchase Program, even though they expire by their terms on April 1, 2003 prior to the expiration of the Repurchase Program. If the former employee elects to participate in the Repurchase Program, the former employee will receive Twenty-Five Dollars ($25.00), less any applicable tax withholdings.

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Attachments:

Appendix A	Letter of Transmittal

Appendix B	Employee Tax Withholding & Reporting for non-USA Countries

INTRODUCTION

Electronic Arts Inc. is offering to all employees holding outstanding options to purchase shares of our Class B common stock, which we refer to as Class B options, the right to cancel all of their options in exchange for a cash payment equal to Fifty Cents ($0.50) for each share of Class B common stock that you have the right to purchase per your Class B option. Sometimes in this Offer to Purchase and the Letter of Transmittal we refer to payment of Fifty Cents per Class B option and in these cases we mean Fifty Cents for each share of Class B common stock that you have the right to purchase per your Class B option. We refer to this offer as the Repurchase Program. If you choose to cancel any of your Class B options in the Repurchase Program, you must agree to cancel all such options held by you. We are making this offer upon the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying Letter of Transmittal.

The Repurchase Program is not conditioned upon a minimum number of the outstanding Class B options being tendered for cancellation, but the Repurchase Program is subject to conditions, which we describe in Section 6 of this Offer to Purchase.

If you elect to tender Class B options for cancellation as described in this Offer to Purchase and if your options are accepted for purchase, we will cancel your Class B options and you will receive Fifty Cents ($0.50), less applicable taxes, for each Class B Option. You will receive this cash payment promptly after the closing of the Repurchase Program, and this payment will not be subject to any vesting conditions or otherwise be subject to forfeiture. An election to participate in the Repurchase Program does not in any way change any employee’s status as an at-will employee.

As of March 14, 2003, options to purchase 2,122,447 shares of our Class B common stock were issued and currently outstanding.

THE REPURCHASE PROGRAM

1.	NUMBER OF OPTIONS; EXPIRATION DATE.

Upon the terms and subject to the conditions of this Offer to Purchase, we will purchase all outstanding Class B options that are properly tendered and not validly withdrawn in accordance with Section 4 before the “expiration date,” as defined below, for a cash payment equal to Fifty Cents ($0.50) per Class B option less applicable taxes. If your options are properly tendered and are accepted, your Class B options will be cancelled and you will be entitled to receive this cash payment.

Any employee who holds Class B options on March 14, 2003 is eligible to participate in the Repurchase Program, including persons on an approved leave of absence and former employees holding Class B options that had not yet expired as of March 14, 2003.

Special considerations may apply to employees abroad, including the tax consequences discussed in Section 13 below.

If you wish to tender any Class B options for cancellation in the Repurchase Program, you must agree to cancel all Class B options held by you; you cannot elect to cancel a portion and retain a portion of your Class B options.

The term “expiration date” means 9:00 P.M., Pacific Time, on April 17, 2003, unless and until we, in our discretion, have extended the period of time during which you may tender Class B options for cancellation in the Repurchase Program, in which event the term “expiration date” refers to the latest time and date on which your right to tender, as so extended, expires. See Section 14 for a description of our rights to extend, delay, terminate and amend the expiration date.

If we increase or decrease the amount of consideration offered for the Class B options or decrease the number of options eligible to be tendered for cancellation in exchange for the cash payment provided in the Repurchase Program and the Repurchase Program is scheduled to expire at a time earlier than the tenth business day from and including the date that notice of any such increase or decrease is first published, sent or given in the manner specified in Section 14 below, we will extend the offer until the end of the tenth business day following such notice.

For purposes of the Repurchase Program, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Time.

2.	PURPOSE OF THE REPURCHASE PROGRAM.

In March 2000, our stockholders approved a tracking stock proposal that had been previously approved by our Board of Directors. This proposal provided for the creation of a new class of our common stock, the Class B common stock. The Class B common stock was endowed with characteristics that were designed to have the Class B common stock reflect the performance of EA.com, our online and e-Commerce division.

When the tracking stock proposal was adopted, we believed that our employees were desirous of receiving equity incentive awards that more directly reflected the performance of our online game business than did awards based on our then-existing common stock. At the same time that the tracking stock proposal was approved by our stockholders, we also sought and received stockholder approval of our 2000 Class B Equity Incentive Plan under which awards could be made in Class B common stock. Following these approvals we began granting stock options under the Class B plan.

However, the performance of EA.com has been disappointing as compared to our expectations. We think it is unlikely that we will have an opportunity to create a market for our Class B common stock in the foreseeable future, and we currently have no intention of attempting to do so. Our original Class B common stock investors, AOL Time Warner Inc. and News America Corporation have already exercised their rights as set forth in our original agreements with these companies to exchange their Class B common stock for our Class A common stock.

In light of these factors, we believe that our Class B options currently have limited value in terms of our ability to retain, or provide compensation to, our employees. We expect that many holders of our Class B options will appreciate having the right to receive a cash payment in exchange for the cancellation of their options as provided in the Repurchase Program. The non-employee members of our Board of Directors have cancelled their Class B options to purchase an aggregate of 88,334 shares of Class B common stock and have not received any consideration for such cancellations. In addition, all of our executive officers holding Class B options cancelled their Class B options to purchase an aggregate of 305,000 shares of Class B common stock and have not received any consideration for such cancellations.

While our Board of Directors has approved the Repurchase Program, neither we nor our Board of Directors make any recommendation as to whether you should exchange or refrain from tendering your Class B options for cancellation. You must make your own decision whether to tender your options for cancellation in exchange for the cash payment being offered in the Repurchase Program. While we have no plans for an event that would create a market or otherwise provide liquidity for our Class B common stock and we have recently announced our intention to consolidate our online business into our core business, we cannot guarantee that you would not ultimately receive greater value from your Class B options than we are offering in the Repurchase Program.

Subject to the foregoing, and except as otherwise disclosed in this Repurchase Program or in our filings with the Securities and Exchange Commission, we currently have no plans or proposals that relate to or would result in:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries (however, we expect to consider such matters from time to time);

•	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•	any material change in our present dividend policy, or our indebtedness or capitalization;

•	any change in our Board of Directors or management

•	any other material change in our corporate structure or business;

•	our Class A common stock no longer being authorized for quotation on the Nasdaq national market;

•	our Class A common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Securities Exchange Act;

•	the acquisition by any person of any of our securities or the disposition of any of our securities (other than as a result of the exercise of stock options or purchases made under our employee stock purchase plan); or

•	any changes in our certificate of incorporation, bylaws of other governing instruments or any actions that could impede the acquisition of control of us.

3.	PROCEDURES FOR ELECTING TO PARTICIPATE IN THE REPURCHASE PROGRAM.

PROPER TENDER OF OPTIONS. To tender Class B options for cancellation in exchange for the cash payment being offered in the Repurchase Program, you must, in accordance with the terms of the Letter of Transmittal that is attached at the end of this Offer to Purchase, properly complete, duly execute and deliver to us the Letter of Transmittal, or a facsimile of the letter. Electronic Arts Stock Administration must receive all of the required documents by fax at (650) 628-1376 or by mail to Electronic Arts Inc., Stock Administration, 209 Redwood Shores Parkway, Redwood City, California 94065 before the expiration date.

If we do not receive your Letter of Transmittal by the deadline, then you will not participate in the Repurchase Program, and all Class B stock options you currently hold will remain unchanged at their original price and terms.

THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING THE LETTER OF TRANSMITTAL, IS AT THE ELECTION AND RISK OF THE OPTION HOLDER. YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

DETERMINATION OF VALIDITY; REJECTION OF OPTIONS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. We will determine, in our discretion, all questions as to form of documents and the validity, eligibility, including time of receipt, and acceptance of any Letter of Transmittal and any other required documents. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any Letter of Transmittal and any other required documents that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tenders of Class B options for cancellation that are not validly withdrawn. We also reserve the right to waive any of the conditions of the Repurchase Program or any defect or irregularity with respect to any particular options or any particular option holder. No tender of Class B options for cancellation in the Repurchase Program will be valid until all defects or irregularities have been cured by the electing option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any such notice.

OUR ACCEPTANCE CONSTITUTES AN AGREEMENT. Your tender of Class B options for cancellation in the Repurchase Program pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the

Repurchase Program. OUR ACCEPTANCE FOR CANCELLATION OF THE CLASS B OPTIONS TENDERED FOR CANCELLATION BY YOU PURSUANT TO THE REPURCHASE PROGRAM WILL CONSTITUTE A BINDING AGREEMENT BETWEEN US AND YOU UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE REPURCHASE PROGRAM.

Subject to our rights to extend, terminate and amend the Repurchase Program, we currently expect that we will accept promptly after the expiration date all properly tendered options that have not been validly withdrawn.

4.	WITHDRAWAL RIGHTS.

You may withdraw your tender of Class B options for cancellation only if you comply with the provisions of this Section 4.

You have the right to withdraw the Class B options you have tendered for cancellation at any time before 9:00 p.m., Pacific Time, on April 17, 2003. If we extend the time during which you may elect to participate in the Repurchase Program, you have the right to withdraw these options at any time until the extended period expires. In addition, if we do not accept your Letter of Transmittal before May 8, 2003, the 40th business day from the commencement of the Repurchase Program, you may withdraw the Class B options tendered by such documents at any time after May 8, 2003.

To validly withdraw Class B options, you must deliver a written notice of withdrawal by mail to Electronic Arts Inc., Stock Administration, 209 Redwood Shores Parkway, Redwood City, California 94065, or by facsimile thereof to (650) 628-1376, with the required information. The notice of withdrawal must include your name and total number of shares subject to all Class B options that you hold. The election to withdraw the tender of any Class B options may only be made with respect to all Class B options held by you, as we will not accept tenders of fewer than all Class B options held by any Class B option holder. Except as described in the following sentence, the option holder who has elected to tender Class B options for cancellation in the Repurchase Program (and who subsequently elects to withdraw his or her options from the Repurchase Program) must sign the notice of withdrawal exactly as such option holder’s name appears on the option agreement for the Class B options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

You may not rescind any withdrawal, and any Class B options withdrawn will thereafter be deemed not properly tendered for participation in the Repurchase Program, unless you properly re-tender those Class B options for cancellation before the expiration date by following the procedures described in Section 3.

Neither Electronic Arts nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5.	ACCEPTANCE OF CLASS B OPTIONS AND PAYMENT OF PURCHASE PRICE.

Upon the terms and subject to the conditions of this Offer to Purchase, promptly following the expiration date, we will accept for cancellation all Class B options properly tendered for cancellation and not validly withdrawn before the expiration date and pay the purchase price for the options so tendered.

For purposes of the Repurchase Program, we will be deemed to have accepted Class B options that are validly tendered for cancellation and not properly withdrawn as, if and when, we give oral or written notice to the option holders of our acceptance for exchange of such options. Payment of the purchase price will also be deemed to be acceptance of tendered Class B options.

If you elect to cancel your Class B options in the Repurchase Program, you will receive your cash payment promptly after the closing of the Repurchase Program, and this payment will not be subject to any vesting conditions or otherwise be subject to forfeiture. Your election to participate in the Repurchase Program does not in any way change your status as an at-will employee.

We will pay for Class B options accepted for cancellation in the Repurchase Program by check delivered directly to each respective Class B option holder. Payment will be made in your local currency, and all applicable taxes will be withheld from such payments.

Payments will be made only to the person in whose name the tendered Class B options are held, and you do not have the right to assign or transfer to another person your right to receive the payment due on cancellation of your Class B options under the Repurchase Program.

If you are not an employee of Electronic Arts on the date the Repurchase Program commences, you are not eligible to participate in the Repurchase Program unless you are on an approved leave of absence from your employment relationship or the time during which you may exercise your options has not expired.

6.	CONDITIONS OF THE REPURCHASE PROGRAM.

Notwithstanding any other provision of the Repurchase Program, we will not be required to accept any Class B options tendered for cancellation in exchange for the cash payment being offered in the Repurchase Program, and we may terminate or amend the Repurchase Program, or postpone our acceptance and cancellation of any Class B options tendered for exchange, in each case, subject to certain limitations, if at any time on or after March 14, 2003 and prior to April 17, 2003 any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the Repurchase Program:

•	there has been threatened or instituted or is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Repurchase Program, the cancellation of some or all of the Class B options tendered pursuant to the Repurchase Program, the payment of the purchase price for the Class B options, or otherwise relates in any manner to the Repurchase Program or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Electronic Arts or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the Repurchase Program to us;

•	there has been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Repurchase Program or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

•	make the acceptance for exchange of, or the payment for, some or all of the Class B options tendered for cancellation in exchange for the cash payment being offered in the Repurchase Program illegal or otherwise restrict or prohibit completion of the Repurchase Program or otherwise relates in any manner to the Repurchase Program;

•	delay or restrict our ability, or render us unable, to cancel, or pay for some or all of the Class B options tendered for cancellation in exchange for the cash payment being offered in the Repurchase Program;

•	materially impair the contemplated benefits of the Repurchase Program to us; or

•	materially and adversely affect the business, condition (financial or other), income, operations or prospects of Electronic Arts or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the Repurchase Program to us;

•	there has occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

•	in the case of any of the foregoing existing at the time of the commencement of the Repurchase Program, a material acceleration or worsening thereof; or

•	any decline in either the Nasdaq National Stock Market or the Standard and Poor’s Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on April 17, 2003;

•	a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

•	any person, entity or “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our Class A common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our Class A common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission on or before April 17, 2003;

•	any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission on or before April 17, 2003 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our Class A common stock; or

•	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

•	any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Electronic Arts or our subsidiaries that, in our reasonable judgment, is or may be material to Electronic Arts or our subsidiaries.

The conditions to the Repurchase Program are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the Repurchase Program. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section will be final and binding upon all persons.

7.	PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS.

Our outstanding Class B common stock is held by 16 individual holders. The majority of these shares were issued in June, 2000, and there has been no transfer of any outstanding Class B common stock following its date of issuance, except that AOL Time Warner Inc. and News America Corporation have exchanged their Class B common stock for Class A common stock according to contractual exchange rights contained in our original agreements with those companies. As such, there is no established trading market for the Class B common stock.

8.	SOURCE AND AMOUNT OF CONSIDERATION.

If all Class B options are tendered and accepted in the Repurchase Program, the aggregate cash purchase price for such options would be approximately $1,100,000. We will pay the purchase price for Class B options acquired in the Repurchase Program out of our available cash on hand.

9.	INFORMATION CONCERNING ELECTRONIC ARTS.

We create, market and distribute interactive entertainment software for a variety of hardware platforms and develop, publish and distribute online interactive games.

Electronic Arts was initially incorporated in California in 1982. In September 1991, we were reincorporated under the laws of Delaware. Our principal executive offices are located at 209 Redwood Shores Parkway, Redwood City, California 94065.

10.	INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

The directors and executive officers of Electronic Arts and their positions and offices as of March 14, 2003 are set forth in the following table:

Name	Position

Lawrence F. Probst II	Chairman and Chief Executive Officer
Don A. Mattrick	President, Worldwide Studios
John S. Riccitiello	President and Chief Operating Officer

Warren C. Jenson	Executive Vice President and Chief Financial and Administrative Officer
Nancy L. Smith	Executive Vice President and General Manager, North American Publishing
David L. Carbone	Senior Vice President, Finance
David Gardner	Senior Vice President, European Publishing
Ruth A. Kennedy	Executive Vice President, General Counsel and Secretary
V. Paul Lee	Executive Vice President and Chief Operating Officer, Worldwide Studios
J. Russell Rueff, Jr	Executive Vice President, Human Resources
M. Richard Asher	Director
William J. Byron	Director
Leonard S. Coleman	Director
Gary M. Kusin	Director
Timothy Mott	Director
Linda Srere	Director

The address of each director and executive officer is c/o Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, California 94065.

On March 14, 2003 neither our executive officers nor our non-employee directors held any Class B options.

There were no transactions in our Class B options or Class B common stock involving our executive officers and directors within the 60 days before the commencement of the Repurchase Program, except that (i) on January 29, 2003 the non-employee directors agreed to cancel all of their outstanding Class B options, representing options to purchase the number of shares of Class B common stock set forth following the name of each such director as follows: Asher (15,625 shares), Byron (15,625 shares), Coleman (12,917 shares), Kusin (15,625 shares), Mott (15,625 shares), and Srere (12,917 shares), and (ii) on March 4, 2003 the executive officers agreed to cancel all of their outstanding Class B options, representing options to purchase the number of shares of Class B common stock set forth following the name of each such executive officer as follows: Carbone (10,000 shares), Gardner (25,000 shares), Kennedy (20,000 shares), Lee (25,000 shares), Mattrick (45,000 shares), Probst (45,000 shares), Riccitiello (90,000 shares), Rueff (25,000 shares) and Smith (20,000 shares). The directors and executive officers did not receive any consideration for this cancellation.

In May and June 2000, the following executive officers entered into secured full recourse promissory notes to purchase our Class B common stock under Restricted Stock Purchase Agreements: Riccitiello, $449,500; Mattrick, $224,750; Rueff, $134,850, and Carbone, $44,950. In January and February of 2003, each of the promissory notes listed above was repaid in full, together with all accrued interest, by the respective executive officers.

No offer is being made pursuant to this Repurchase Program to repurchase any Class B common stock purchased by executive officers pursuant to the Restricted Stock Purchase Agreements mentioned above.

11.	STATUS OF OPTIONS ACQUIRED BY US IN THE REPURCHASE PROGRAM; ACCOUNTING CONSEQUENCES OF THE REPURCHASE PROGRAM.

The shares of Class B common stock subject to those options cancelled pursuant to the Repurchase Program will be returned to the pool of shares available for grants of new options under the 2000 Class B Equity Incentive Plan. However, our Board of Directors has amended the Class B Plan to prohibit any further automatic grants, and does not intend to make further discretionary grants under the Class B Plan. For our financial reporting purposes, we intend to recognize the full amount of cash paid to holders of Class B options in cancellation of their options as compensation expense in the period that the Repurchase Program is completed.

12.	LEGAL MATTERS; REGULATORY APPROVALS.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the cancellation of options in exchange for the cash payment contemplated by the Repurchase Program, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the cancellation of our options as contemplated herein. Should any such approval or other action be required, we contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options tendered for cancellation in exchange for the cash payment contemplated by the Repurchase Program pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the Repurchase Program to accept options tendered for cancellation is subject to the conditions described in Section 6.

13.	MATERIAL INCOME TAX CONSEQUENCES.

The following is a general summary of the material income tax consequences of the cancellation of Class B options in exchange for the cash payment contemplated by the Repurchase Program. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of this Repurchase Program, all of which are subject to change, possibly on a retroactive basis. The federal tax laws may change and the federal, state and local tax consequences for each employee will depend upon that employee’s individual circumstances. This summary does not discuss all of the tax consequences such as state and local income taxes that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of option holders.

If you exchange your Class B options for cash in the Repurchase Program, the cash you receive will be taxed as supplemental compensation income in the year received. Such income will be subject to withholding of income, FICA and Medicare taxes and other applicable employment taxes. Such withholding will generally be at the same rate as is applicable to your bonus and other stock compensation income. To the extent that you recognize compensation income, we would generally be entitled to a corresponding federal income tax deduction. Any applicable withholding taxes or charges on the cash you are entitled to receive in exchange for the cancellation of your Class B options will be paid to the appropriate tax authority, as required or permitted. Other deductions you may have elected, such as for our Employee Stock Purchase Plan or our 401(k) Plan, will not be made from this payment.

For holders of Class B options residing outside of the United States, please see the summary of the tax consequences and the withholding and reporting obligations provided for your respective country in Appendix B to this Offer to Purchase.

WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE REPURCHASE PROGRAM.

14.	EXTENSION OF REPURCHASE PROGRAM; TERMINATION; AMENDMENT.

We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 has occurred or is deemed by us to have occurred, to extend the expiration date and thereby delay the acceptance for cancellation of any Class B options tendered in the Repurchase Program by giving oral, written or electronic notice of such extension to the Class B option holders.

We also expressly reserve the right, in our reasonable judgment, prior to the expiration date, to terminate or amend the Repurchase Program and to postpone our acceptance and cancellation of any tendered options upon the occurrence of any of the conditions specified in Section 6, by giving oral, written or electronic notice of such termination or postponement to the Class B option holders. Notwithstanding the foregoing, we will pay the consideration offered or return the options promptly after termination or withdrawal of the Repurchase Program.

Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6 has occurred or is deemed by us to have occurred, to amend the Repurchase Program in any respect.

Amendments to the Repurchase Program may be made at any time and from time to time. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Pacific Time, on the next business day after the last previously scheduled or announced expiration date. Any amendment of the Repurchase Program will be disseminated promptly to option holders in a manner reasonably designed to inform option holders of such change. Without limiting the manner in which we may choose to disseminate any amendment of the Repurchase Program, except as required by law, we have no obligation to publish, advertise or otherwise communicate any such dissemination.

If we materially change the terms of the Repurchase Program or the information concerning the Repurchase Program, or if we waive a material condition of the Repurchase Program, we will extend the expiration date. Except for a change in price or a change in percentage of securities sought, the amount of time by which we will extend the expiration date following a material change in the term of the Repurchase Program or information concerning the Repurchase Program will depend on the facts and circumstances, including the relative materiality of such terms or information. If we increase or decrease the amount of consideration offered for the Class B options or decrease the number of options eligible to be cancelled in exchange for the cash payment being offered in the Repurchase Program and the offer is scheduled to expire at any time earlier than the tenth business day from and including the date that notice of any such increase or decrease is first published, sent or given in the manner specified in this Section 14, we will extend the offer until the end of the tenth business day following such notice.

15.	FEES AND EXPENSES.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting the tender of Class B options for cancellation pursuant to the Repurchase Program.

16.	ADDITIONAL INFORMATION.

We recommend that, in addition to this Offer to Purchase and Letter of Transmittal, you review the following materials, which we have filed with the Securities and Exchange Commission, before making a decision on whether to participate in the Repurchase Program:

•	our annual report on Form 10-K for the fiscal year ended March 31, 2002, filed with the Securities and Exchange Commission on June 27, 2002;

•	our quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2002, filed with the Securities and Exchange Commission on February 11, 2003; and

•	the definitive proxy statement for our 2002 annual meeting of stockholders, filed with the Securities and Exchange Commission on June 28, 2002.

The Securities and Exchange Commission file number for all of these filings is 0-17948. These filings and other reports, registration statements, proxy statements and other filings can be inspected and copied at the reference facilities maintained by the Securities and Exchange Commission located in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these documents from these offices upon the payment of the fees prescribed by the Securities and Exchange Commission. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-732-0330. These filings are also available to the public on the web site of the Securities and Exchange Commission at http://www.sec.gov.

We will also provide without charge to each person to whom this Repurchase Program is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you (including this Offer to Purchase and the Letter of Transmittal), other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

Flora B. Lee, Legal Department

Electronic Arts Inc.

209 Redwood Shores Parkway

Redwood City, California 94065

You may also make a request to Flora Lee by telephone at (650) 628-1500 or by electronic mail at flee@ea.com between the hours of 9:00 a.m. and 5:00 p.m., Pacific Time, Monday through Friday.

The information contained in this Offer to Purchase about Electronic Arts should be read together with the information contained in the documents to which we have referred you.

17.	MISCELLANEOUS.

We are not aware of any jurisdiction where the implementation of the Repurchase Program violates applicable law. If we become aware of any jurisdiction where the implementation of the Repurchase Program violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the Repurchase Program will not be made to, nor will tenders of Class B options for cancellation be accepted from or on behalf of, the option holders residing in such jurisdiction.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD

PARTICIPATE IN THE REPURCHASE PROGRAM. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE REPURCHASE PROGRAM OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE ACCOMPANYING LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

Electronic Arts Inc.	March 14, 2003